SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 22, 2002

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                         Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                           No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


FOR IMMEDIATE RELEASE

CONTACT:
MERANT
Scott Hildebrandt					Larry De'Ath
SVP, Chief Financial Officer			VP, Corporate Communications
+1 (503) 617 2401					+1 (301) 838 5228
Scott.Hildebrandt@merant.com			Larry.Death@merant.com


MERANT To Announce Third Quarter Earnings Tuesday March 5, 2002
Conference Call at 6:30 am PST (2:30 pm GMT)

HILLSBORO, Ore. - February 20, 2002 - MERANT (London Stock Exchange
(LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of solutions for software configuration management and enterprise content management will hold a conference call on Tuesday
March 5, 2002 to review third fiscal quarter results for the period ended January 31, 2002.

TIME:				6:30 a.m. PST; 9:30 a.m. EST; 2:30 p.m. GMT
TELEPHONE NUMBERS:	+ 1 (800) 491 3423 (US)
+ 44 (0) 20 8781 0563 (UK)

Additional details for taking part in the call can be found on MERANT's Web site at www.merant.com. Interested parties should dial into the above numbers a few minutes prior to the start of the call. The replay of the conference call will be available for two weeks from the date of the call.

About MERANT
With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including a majority of the Global 2000, improve their ability to manage change to enterprise digital assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage. For additional information, visit www.merant.com.

PVCS is a registered trademark, and MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.


SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  February 22, 2002              By: /s/ Leo Millstein
                              --------------------------------------
                                    Leo Millstein
				       Vice President & General Counsel